TENFOLD CORPORATION

698 West 10000 South

South Jordan, Utah 84095

February 2, 2007

Barbara C. Jacobs, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	TenFold Corporation
Registration Statement on Form S-1
Filed January 16, 2007
File No. 333-140006

Dear Ms. Jacobs:

This letter sets forth the responses of TenFold Corporation (the “Company”) to the comments contained in your letter dated February 1, 2007 relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2007.

The Company is filing, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Amendment No. 1 reflects the responses below. The page and exhibit references in the responses below are to the Registration Statement.

Exhibit 5, Opinion of Munger, Tolles & Olson LLP

1.	Please supplementally confirm, if true, that your opinion covers not only the Delaware General Corporation Law, but the Delaware constitution and all state judicial decisions as well.

Response to Comment 1

Concurrently with the submission of this letter, Munger, Tolles & Olson LLP is confirming to you in a separate letter submitted via EDGAR that its reference in the legality opinion to Delaware General Corporation Law includes the statutes of Delaware, all applicable provisions of the Delaware constitution and reported judicial decisions interpreting those laws.

Signatures, page 67

2.	Please revise this page to have Mr. Felton sign on his own behalf as well as on behalf of TenFold. Please see the instructions for the Signature Page for Form S-1 in this regard.

Response to Comment 2

The Company has revised the signature page and Mr. Felton has executed Amendment No. 1 on his own behalf and on behalf of TenFold.

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If you have any questions regarding this letter or if I can provide any further information, please do not hesitate to call me at (801) 619-8116.

Sincerely,

/s/ Robert P. Hughes
Robert P. Hughes

Enclosures

Cc:	Robert B. Knauss, Esq.
Brett J. Rodda, Esq.